Exhibit 99.1

Clearmind Medicine Announces 1-for-30 Reverse Share Split

Following the reverse share split, the Company will have 607,381 Ordinary Shares issued and outstanding

Tel Aviv, Israel / Vancouver, Canada, Nov. 21, 2023 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (Nasdaq, CSE: CMND), (FSE: CWY) (“Clearmind” or the "company"), a biotech company focused on discovery and development of novel psychedelic-derived therapeutics to solve major under-treated health problems, announced it will conduct a reverse share split of its issued and outstanding ordinary shares, no par value, at a ratio of 1-for-30. The reverse split is being effected as part of the Company’s plan to regain compliance with the Nasdaq Minimum Bid Price Rule and will be effective commencing November 28, 2023.

The reverse share split was approved by the Company’s shareholders at the Company’s general shareholders meeting held on November 14, 2023 and subsequently resolved by the Company' board of directors.

Following the implementation of the reverse split, the Company’s authorized share capital will remain unchanged, which as of the date hereof is unlimited. The reverse split will adjust the number of issued and outstanding Common Shares of the Company from 18,221,419 Common Shares to 607,381 Common Shares (subject to any further adjustments based on the treatment of fractional shares).

No fractional Common Shares will be issued as a result of the reverse split. All fractional shares shall be rounded up to the nearest whole Common Share. In addition, a proportionate adjustment will be made to the per share exercise price and the number of Common Shares issuable upon the exercise of all outstanding options or warrants entitling the holders thereof to purchase Common Shares.

About Clearmind Medicine Inc.

Clearmind is a psychedelic pharmaceutical biotech company focused on the discovery and development of novel psychedelic-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods or supplements.

The Company’s intellectual portfolio currently consists of fourteen patent families. The Company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq and the Canadian Securities Exchange under the symbol "CMND" and the Frankfurt Stock Exchange under the symbol “CWY.”

For further information visit: https://www.clearmindmedicine.com or contact:

Investor Relations
invest@clearmindmedicine.com
Telephone: (604) 260-1566
US: CMND@crescendo-ir.com

General Inquiries
Info@Clearmindmedicine.com
www.Clearmindmedicine.com

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses effecting a reverse share split and plan to regain compliance with the Nasdaq Minimum Bid Price Rule. There can be no assurance that the Panel will determine to continue to allow the listing of the Company's securities on the Nasdaq Capital Market, or that the Company will consummate a reverse stock split. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F filed with the SEC on February 6, 2023. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites.